Exhibit 16.1

Tel: 804-330-3092	300 Arboretum Place, Suite 520
Fax: 804-330-7753	Richmond, VA 23236
www.bdo.com

November 13, 2017

Securities and Exchange Commission 100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on November 8, 2017, to be filed by Village Bank and Trust Financial Corp. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.